STIFEL, NICOLAUS & COMPANY, INCORPORATED

Consolidated Statement of Financial Condition

December 31, 2024

(With Report of Independent Registered Public Accounting Firm)

(This Statement of Financial Condition was filed pursuant
to Rule 17a-5(e)(3) as a public document.)

STIFEL, NICOLAUS & COMPANY, INCORPORATED

Consolidated Statement of Financial Condition
December 31, 2024



Ernst & Young LLP
1828 Walnut Street
Suite 04-100
Kansas City, MO 64108

Tel: +1 816 474 5200
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of Stifel, Nicolaus & Company, Incorporated

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Stifel, Nicolaus & Company, Incorporated (the "Company") as of December 31, 2024 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2008.

February 28, 2025

STIFEL, NICOLAUS & COMPANY, INCORPORATED

Consolidated Statement of Financial Condition
December 31, 2024

(in thousands, except share and per share amounts)

Assets		
Cash and cash equivalents	$	473,441
Cash segregated for regulatory purposes		29,895
Receivables:		
Brokerage clients, net		892,818
Brokers, dealers and clearing organizations		454,159
Securities purchased under agreements to resell		528,976
Financial instruments owned, at fair value		1,058,860
Investments, at fair value		9,922
Operating lease right-of-use assets, net		693,397
Deferred tax assets, net		76,679
Loans and advances to financial advisors and other employees, net		63,854
Goodwill and intangible assets, net		359,398
Due from Parent and affiliates, net		61,256
Other assets		483,379
Total assets	**$**	**5,186,034**
Liabilities and stockholder's equity		
Payables:		
Brokerage clients		466,425
Brokers, dealers and clearing organizations		286,705
Drafts		122,719
Securities sold under agreements to repurchase		580,170
Financial instruments sold, but not yet purchased, at fair value		627,417
Accrued compensation		540,133
Accounts payable and accrued expenses		969,217
Due to Parent and affiliates, net		190,296
Total liabilities		3,783,082
Stockholder's equity		
Common stock – par value $1; authorized 30,000 shares; outstanding 1,000 shares		1
Additional paid-in-capital		1,073,157
Retained earnings		329,794
Total stockholder's equity		1,402,952
Total liabilities and stockholder's equity	**$**	**5,186,034**

See accompanying Notes to Consolidated Statement of Financial Condition.

NOTE 1 – Nature of Operations and Basis of Presentation

Nature of Operations

Stifel, Nicolaus & Company, Incorporated ("Stifel"), is principally engaged in brokerage, securities trading, investment banking, investment advisory, and related financial services. We provide securities brokerage services, including the sale of equities, mutual funds, fixed income products, insurance, and banking products to our clients. We are a wholly-owned subsidiary of Stifel Financial Corp. (the "Parent"). We are a registered broker-dealer and investment advisor under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a member of the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Basis of Presentation

The consolidated statement of financial condition include Stifel and its wholly-owned subsidiaries. Unless otherwise indicated, the terms "we," "us," "our," or "our company" in this report refer to Stifel, Nicolaus & Company, Incorporated and its wholly-owned subsidiaries.

The accompanying consolidated statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles, ("U.S. GAAP"), which require management to make certain estimates and assumptions that affect the reported amounts. Management believes that the estimates used in preparing our company's consolidated statement of financial condition are reasonable. Actual results could differ from those estimates.

Consolidation Policies

The consolidated statement of financial condition includes the accounts of Stifel and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

We have investments or interests in other entities for which we must evaluate whether to consolidate by determining whether we have a controlling financial interest or are considered to be the primary beneficiary. Under our current consolidation policy, we consolidate those entities where we have the power to direct the activities of the entity that most significantly impact the entity's economic performance and the obligation to absorb losses of the entity or the rights to receive benefits from the entity that could potentially be significant to the entity.

We determine whether we are the primary beneficiary of a variable interest entity ("VIE") by performing an analysis of the VIE's control structure, expected benefits and losses and expected residual returns. This analysis includes a review of, among other factors, the VIE's capital structure, contractual terms, which interests create or absorb benefits or losses, variability, related party relationships, and the design of the VIE. We reassess our evaluation of whether an entity is a VIE when certain reconsideration events occur. We reassess our determination of whether we are the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances. See Note 16 for additional information on VIEs.

NOTE 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents include money market mutual funds and highly liquid investments, other than those used for trading purposes, with original maturities of three months or less that are not restricted or segregated. Due to the short-term nature of these instruments, carrying value approximates their fair value.

Cash Segregated for Regulatory Purposes

We are subject to Rule 15c3-3 under the Exchange Act, which requires our company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. In accordance with Rule 15c3-3, our company has portions of its cash segregated for the exclusive benefit of clients at December 31, 2024.

Financial Assets with Collateral Maintenance Provisions

Many of our company's financial assets measured at amortized cost basis are eligible for the collateral maintenance practical expedient under Accounting Standards Codification Topic 326, Financial Instruments – Credit Losses. This practical expedient can be applied for financial assets with collateral maintenance provisions requiring the borrower to continually adjust the amount of the collateral securing the financial assets as a result of fair value changes in the collateral. In accordance with the practical expedient, when we reasonably expect that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral's fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion.

For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), we estimate expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. We record the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation adjustment that is deducted from the asset's amortized cost basis.

Brokerage Client Receivables, Net

Brokerage client receivables primarily consist of amounts due on cash and margin transactions and are generally collateralized by securities owned by clients. The brokerage client receivables consisting of floating-rate loans collateralized by customer-owned securities are charged interest at rates similar to other such loans made throughout the industry. We apply the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans. When a brokerage client receivable is considered to be impaired, the amount of the impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker-dealer price quotations. The receivables are reported at their outstanding principal balance net of allowance for doubtful accounts. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the consolidated statement of financial condition.

Securities Borrowed and Securities Loaned

Securities borrowed require our company to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers, and clearing organizations in the consolidated statement of financial condition. For securities loaned, we generally receive collateral in the form of cash in an amount in excess of the market value of securities loaned. Securities loaned are included in payables to brokers, dealers, and clearing organizations in the consolidated statement of financial condition. We monitor the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. We apply the practical expedient based on collateral maintenance provisions in evaluating an allowance for credit losses for securities borrowed receivables.

Substantially all of these transactions are executed under master netting agreements, which gives us right of offset in the event of counterparty default; however, such receivables and payables with the same counterparty are not set-off in the consolidated statement of financial condition. See Note 8 for additional information on financial assets and liabilities that are subject to offset.

Securities Purchased Under Agreements to Resell and Repurchase Agreements

Securities purchased under agreements to resell ("resale agreements") are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. We obtain control of collateral with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. These agreements are short-term in nature and are generally collateralized by U.S. government securities, U.S. government agency securities, and corporate bonds. We apply the practical expedient based on collateral maintenance provisions in evaluating an allowance for credit losses for resale agreements. We value collateral on a daily basis, with additional collateral obtained when necessary to minimize the risk associated with this activity.

Securities sold under agreements to repurchase ("repurchase agreements") are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. We make delivery of securities sold under agreements to repurchase and monitor the value of collateral on a daily basis. When necessary, we will deliver additional collateral.

Financial Instruments

We measure certain financial assets and liabilities at fair value on a recurring basis, including financial instruments owned, investments, and financial instruments sold, but not yet purchased. Other than those separately discussed in the notes to the consolidated statement of financial condition, the remaining financial instruments are generally short-term in nature and their carrying values approximate fair value.

Fair Value Hierarchy

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. We have categorized our financial instruments measured at fair value into a three-level classification in accordance with Topic 820, "*Fair Value Measurement*" which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. The nature of these financial instruments includes instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 – Instruments that have little to no pricing observability as of the measurement date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation of Financial Instruments

When available, we use observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices) to derive the fair value of financial instruments. In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

A substantial percentage of the fair value of our financial instruments are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, and the characteristics specific to the transaction. Financial instruments with readily available active quoted prices for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value. See Note 4 for additional information on how we value our financial instruments.

Investments

We report changes in fair value of marketable and non-marketable securities in other income in the consolidated statement of income. The fair value of marketable investments is generally based on either quoted market or dealer prices. The fair value of non-marketable securities is based on management's estimate using the best information available, which generally consists of quoted market prices for similar securities and internally developed discounted cash flow models.

Investments in the consolidated statement of financial condition contain investments in securities that are marketable and securities that are not readily marketable. These investments are not included in our inventory and represent the acquiring and disposing of debt or equity instruments for our benefit and not for resale to our customers.

Client-owned fractional shares

When dividend reinvestment programs or other corporate action events result in clients receiving a share quantity that is not a whole number, we transact in the fractional shares on a principal basis. We include these fractional shares in other assets in our consolidated statement of financial condition and record an associated liability to the client in accounts payable and accrued expenses as we must fulfill our clients' future fractional share redemptions. We account for the fractional share assets and the liability to the client at fair value. The fair values of the fractional share assets and liabilities are determined based on quoted prices in active markets and are classified within Level 1 of the fair value hierarchy.

Goodwill and Intangible Assets, Net

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. Goodwill is not amortized, but is reviewed for impairment annually or whenever indications of impairment exist. In testing for the potential impairment of goodwill, we have the option to either (i) perform a quantitative impairment test or (ii) first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit (generally defined as the business for which financial information is available and reviewed regularly by management) is less than its carrying amount, in which case the quantitative test would be performed.

When performing a quantitative impairment test, we compare the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, the goodwill impairment loss is equal to the excess of the carrying value over the fair value, limited to the carrying amount. The estimated fair value of the reporting unit is derived based on valuation techniques we believe market participants would use. The estimated fair value is generally determined by utilizing a discounted cash flow methodology or methodologies that incorporate price-to-book and price-to-earnings multiples of certain comparable companies for goodwill impairment testing. During 2024, we elected to change our annual goodwill impairment test from December 31 to October 1. We do not believe that this change to the annual impairment testing date represents a material change in the method of applying an accounting principle as it did not result in the delay, acceleration, or avoidance of an impairment charge. This voluntary change is preferable because it aligns the timing of the goodwill impairment test with the Parent's annual impairment test date. We performed impairment testing on October 1, 2024, with no impairment charges resulting from the annual impairment test.

Identifiable intangible assets, which are amortized over their estimated useful lives, are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable. See Note 6 for further discussion.

Loans and Advances to Financial Advisors and Other Employees, Net

We offer transition pay, principally in the form of upfront loans, to financial advisors and certain key revenue producers as part of our company's overall growth strategy. These loans are generally forgiven over a five-to ten-year period if the individual satisfies certain conditions, usually based on continued employment and certain performance standards. We monitor and compare individual financial advisor production to each loan issued to ensure future recoverability. In the event that the financial advisor is no longer affiliated with us, any unpaid balance of such loan becomes immediately due and payable to us. In determining the allowance for doubtful accounts related to former employees, management primarily considers our historical collection experience as well as other factors, including amounts due at termination, the reasons for the terminated relationship, and the former financial advisor's overall financial position. When the review of these factors indicates that further collection activity is highly unlikely, the outstanding balance of such loan is written-off and the corresponding allowance is reduced. The aging of this receivable balance is not a determinative factor in computing our allowance for doubtful accounts, as concerns regarding the recoverability of these loans primarily arise in the event that the financial advisor is no longer affiliated with us. We present the outstanding balance of loans to financial advisors

in the consolidated statement of financial condition, net of the allowance for doubtful accounts. Our allowance for doubtful accounts was $10.6 million at December 31, 2024.

Legal Loss Allowances

We have accrued for potential losses that are probable and reasonably estimable that may result from pending and potential legal actions, investigations, and regulatory proceedings. In many cases, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount or range of any potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to be more developed before a loss or range of loss can reasonably be estimated. We have, after consultation with outside legal counsel and consideration of facts currently known by management, recorded estimated losses to the extent we believe certain claims are probable of loss and the amount of the loss can be reasonably estimated. These accruals are included in accounts payable and accrued expenses in the consolidated statement of financial condition.

This determination is inherently subjective, as it requires estimates that are subject to potentially significant revision as more information becomes available and due to subsequent events. Factors considered by management in estimating our liability is the loss and damages sought by the claimant/plaintiff, the merits of the claim, the amount of loss in the client's account, the possibility of wrongdoing on the part of the associate of our company, the total cost of defending the litigation, the likelihood of a successful defense against the claim, and the potential for fines and penalties from regulatory agencies. Results of litigation and arbitration are inherently uncertain, and management's assessment of risk associated therewith is subject to change as the proceedings evolve.

Operating Leases

Our company enters into operating leases for real estate, office equipment and other assets, substantially all of which are used in connection with its operations. The determination of whether an arrangement qualifies as a lease occurs at the inception of the arrangement. We recognize, for leases longer than one year, a right-of-use asset representing the right to use the underlying asset for the lease term, and a lease liability representing the obligation to make payments. The lease term is generally determined based on the contractual maturity of the lease. For leases where our company has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. Such assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment.

An operating lease right-of-use asset is initially determined based on the operating lease liability, adjusted for initial direct costs, lease incentives and amounts paid at or prior to lease commencement. This amount is then amortized over the lease term. We account for lease and non-lease components separately. At December 31, 2024, the right-of-use assets are included in operating lease right-of-use assets, net with the corresponding lease liabilities included in accounts payable and accrued expenses in the consolidated statement of financial condition. See Note 9 for information about operating leases.

For leases where we cease using the space and management has concluded that our company will not derive any future economic benefits, an impairment charge is recorded.

Stock-Based Compensation

We participate in an incentive stock award plan sponsored by the Parent that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures to our associates. See Note 12 for a further discussion of stock-based compensation plans.

Income Taxes

We are included in the consolidated federal and certain state income tax returns filed by the Parent. Our portion of the consolidated current income tax liability is computed on a separate return basis pursuant to a tax sharing agreement and our stand-alone tax liability or receivable is included in the consolidated statement of financial condition.

We generally compute income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of our company's assets and liabilities. We establish a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefits, or that future deductibility is uncertain.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated statement of financial condition from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 15 for further information regarding income taxes.

Recently Adopted Accounting Guidance

Fair Value Measurement

In June 2022, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2022-03, "Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions" (ASU 2022-03), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2022-03 clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments require new disclosures related to equity securities subject to contractual sale restrictions, including the fair value of such equity securities, the nature and remaining duration of the corresponding restrictions and any circumstances that could cause a lapse in the restrictions. The accounting update became effective for our company on January 1, 2024, and did not have a material impact on our consolidated statement of financial condition.

Leases

In March 2023, the FASB issued ASU 2023-01, "Leases (Topic 842): Common Control Arrangements," which requires entities to classify and account for leases with related parties on the basis of legally enforceable terms and conditions of the arrangement. The accounting update is effective for interim and annual periods beginning after December 15, 2023 (January 1, 2024, for our company), and early adoption is permitted. The accounting update became effective for our company on January 1, 2024, and did not have a material impact on our consolidated statement of financial condition.

Recently Issued Accounting Guidance

Income Taxes

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 240): Improvements to Income Tax Disclosures," which requires additional disclosure and disaggregated information in the Income Tax Rate reconciliation using both percentages and reporting currency amounts, with additional qualitative explanations of individually significant reconciling items. The updated guidance also requires disclosure of the amount of income taxes paid (net of refunds received) disaggregated by jurisdictional categories (federal (national), state, and foreign). The accounting update is effective for annual periods beginning after December 15, 2024 (January 1, 2025 for our company), with early adoption permitted. We are currently assessing the updated guidance; however, it is not expected to have a material impact to our consolidated statement of financial condition.

NOTE 3 – Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations at December 31, 2024, included *(in thousands)*:

Deposits paid for securities borrowed	$	255,766
Receivable from clearing organizations		183,507
Securities failed to deliver		14,886
	$	454,159

Amounts payable to brokers, dealers and clearing organizations at December 31, 2024, included *(in thousands)*:

Deposits received from securities loaned	$	178,928
Payable to affiliated broker-dealers		74,376
Securities failed to receive		25,010
Payable to clearing organizations		8,391
	$	286,705

Deposits paid for securities borrowed approximate the market value of the securities. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received on settlement date.

NOTE 4 – Financial Instruments

We measure certain financial assets and liabilities at fair value on a recurring basis, including financial instruments owned, investments, and financial instruments sold, but not yet purchased.

We generally utilize third-party pricing services to value Level 1 and Level 2 financial instruments. We review the methodologies and assumptions used by the third-party pricing services and evaluate the values provided, principally by comparison with other available market quotes for similar instruments or analysis based on internal models using available third-party market data. We may occasionally adjust certain values provided by the third-party pricing service when we believe, as the result of our review, that the adjusted price most appropriately reflects the fair value of the particular security.

Following are descriptions of the valuation methodologies and key inputs used to measure financial assets and liabilities recorded at fair value. The descriptions include an indication of the level of the fair value hierarchy in which the assets or liabilities are classified.

Financial Instruments Owned

When available, the fair value of financial instruments is based on quoted prices in active markets and reported in Level 1. Level 1 financial instruments include highly liquid instruments with quoted prices, such as U.S. government securities, corporate fixed income securities, and equity securities listed in active markets.

If quoted prices are not available for identical instruments, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques with observable inputs, such as the present value of estimated cash flows, and reported as Level 2. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value has been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Level 2 financial instruments include U.S. government agency securities, agency mortgage-backed securities, asset-backed securities, fixed income securities infrequently traded, state and municipal securities, and non-agency mortgage backed securities, equity securities and sovereign debt included in other in the table below.

Investments

Investments carried at fair value primarily include auction-rate securities ("ARS"), corporate equity securities, and warrants. Corporate equity securities are primarily valued based on quoted prices in active markets and reported in Level 1. ARS, included in other in the table below, are primarily valued based upon our expectations of issuer redemptions and using internal discounted cash flow models that utilize unobservable inputs. ARS are reported as Level 3 assets.

Investments at fair value include investments in funds, including certain money market funds that are measured at net asset value ("NAV"). We use NAV to measure the fair value of our fund investments when (i) the fund investment does not have a readily determinable fair value and (ii) the NAV of the investment fund is calculated in a manner consistent with the measurement principles of investment company accounting, including measurement of the underlying investments at fair value.

Our company's investments in funds measured at NAV include mutual funds, private equity funds, and partnership interests. Private equity funds primarily invest in a broad range of industries worldwide in a variety of situations, including leveraged buyouts, recapitalizations, growth investments, and distressed investments. The private equity funds are primarily closed-end funds in which our company's investments are generally not eligible for redemption. Distributions will be received from these funds as the underlying assets are liquidated or distributed.

The general and limited partnership interests in investment partnerships were primarily valued based upon NAVs received from third-party fund managers. The various partnerships are investment companies, which record their underlying investments at fair value based on fair value policies established by management of the underlying fund. Fair value policies at the underlying fund generally require the funds to utilize pricing/valuation information, including independent appraisals, from third-party sources. However, in some instances, current valuation information for illiquid securities or securities in markets that are not active may not be available from any third-party source or fund management may conclude that the valuations that are available from third-party sources are not reliable. In these instances, fund management may perform model-based analytical valuations that may be used as an input to value these investments.

Client-owned fractional shares

We account for the fractional share assets and the liability to the client at fair value. The fair values of the fractional share assets and liabilities are determined based on quoted prices in active markets and are classified as Level 1 within the fair value hierarchy.

Financial Instruments Sold, But Not Yet Purchased

Financial instruments sold, but not purchased are recorded at fair value based on quoted prices in active markets and other observable market data include highly liquid instruments with quoted prices such as U.S. government securities and equity securities, listed in active markets. These securities are reported as Level 1.

If quoted prices are not available, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques with observable inputs such as the present value of estimated cash flows and reported as Level 2. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value has been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Level 2 financial instruments include U.S government agency securities and fixed income securities not actively traded.

The following table summarizes the valuation of our financial instruments by pricing observability levels as of December 31, 2024 *(in thousands)*:

	Total	Level 1	Level 2	Level 3
Assets:				
Financial instruments owned:				
U.S. government securities	$ 20,045	$ 20,045	$ —	$ —
U.S. government agency securities	149,479	—	149,479	—
Agency mortgage-backed securities	262,629	—	262,629	—
Asset-backed securities	111,999	—	111,999	—
Corporate fixed income securities	268,703	507	268,196	
State and municipal securities	229,342	—	229,342	
Other [1]	16,663	5,564	11,099	
Total financial instruments owned	1,058,860	26,116	1,032,744	—
Investments:				
Corporate equity securities	7,847	7,846	1	
Other [2]	588	30	—	558
Investments measured at NAV	1,487			
Total investments	9,922	7,876	1	558
Client-owned fractional shares [3]	89,794	89,794	—	—
Total assets at fair value on a recurring basis	$ 1,158,576	$ 123,786	$ 1,032,745	$ 558
Liabilities:				
Financial instruments sold, but not yet purchased:				
U.S. government securities	$ 370,373	$ 370,373	$ —	$ —
Agency mortgage-backed securities	65,946	—	65,946	—
Corporate fixed income securities	174,425	—	174,425	—
Corporate equity securities	16,673	16,673	—	—
Total financial instruments sold, but not yet purchased	627,417	387,046	240,371	—
Repurchase liabilities - client-owned fractional shares [4]	89,794	89,794	—	—
Total liabilities at fair value on a recurring basis	$ 717,211	$ 476,840	$ 240,371	$ —

[1] Includes non-agency mortgage-backed securities, equity securities, and sovereign debt.
[2] Includes auction rate securities and warrants.
[3] Included in other assets in the consolidated statement of financial condition.
[4] Included in accounts payable and accrued expenses in the consolidated statement of financial condition.

The fair value of certain Level 3 assets was determined using various methodologies as appropriate, including third-party pricing vendors and broker quotes. These inputs are evaluated for reasonableness through various procedures, including due diligence reviews of third-party pricing vendors, variance analyses, consideration of current market environment and other analytical procedures.

The fair value for our ARS was determined using an income approach based on an internally developed discounted cash flow model. The discounted cash flow model utilizes two significant unobservable inputs: discount rate and workout period. Significant increases in any of these inputs in isolation would result in a significantly lower fair value. On an ongoing basis, management verifies the fair value by reviewing the appropriateness of the discounted cash flow model and its significant inputs.

Financial Instruments Not Measured at Fair Value

There are certain financial instruments included in our consolidated statement of financial condition that are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. These financial assets and liabilities include: cash and cash equivalents, cash segregated for regulatory purposes, receivables from brokerage clients, receivables from brokers, dealers and clearing organizations, payables from brokerage clients, and payables from brokers, dealers and clearing organizations, which are classified as Level 1, securities purchased under agreements to resell, which are classified as Level 2, and securities sold under agreements to repurchase, which are classified as Level 2.

NOTE 5 – Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased

The components of financial instruments owned and financial instruments sold, but not yet purchased at December 31, 2024 are as follows *(in thousands)*:

Financial instruments owned:		
U.S. government securities	$	20,045
U.S. government agency securities		149,479
Agency mortgage-backed securities		262,629
Asset-backed securities		111,999
Corporate fixed income securities		268,703
State and municipal securities		229,342
Other [1]		16,663
	$	**1,058,860**
Financial instruments sold, but not yet purchased:		
U.S. government securities	$	370,373
Agency mortgage-backed securities		65,946
Corporate fixed income securities		174,425
Corporate equity securities		16,673
	$	**627,417**

[1] Includes non-agency mortgage-backed securities, equity securities, and sovereign debt.

At December 31, 2024, financial instruments owned in the amount of $597.0 million were pledged as collateral for our repurchase agreements and short-term borrowings. Our financial instruments owned are presented on a trade-date basis in the consolidated statement of financial condition.

Financial instruments sold, but not yet purchased represent obligations of our company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices in future periods. We are obligated to acquire the securities sold short at prevailing market prices in future periods, which may exceed the amount reflected in the consolidated statement of financial condition.

NOTE 6 – Goodwill and Intangible Assets

At December 31, 2024, the carrying amount of goodwill was $344.9 million and is included in goodwill and intangible assets, net in the consolidated statement of financial condition.

The carrying amount of intangible assets is presented in the following table *(in thousands)*:

Balance at January 1, 2024	$	**17,203**
Amortization		(2,701)
Balance at December 31, 2024	$	**14,502**

Amortizable intangible assets consist of acquired customer relationships and trade name that are amortized to expense over their contractual or determined useful lives. Intangible assets subject to amortization as of December 31, 2024 were as follows *(in thousands)*:

	Gross Carrying Value		Accumulated Amortization		Net	
Customer relationships	$	35,948	$	21,709	$	14,239
Trade name		7,880		7,617		263
	$	43,828	$	29,326	$	14,502

The weighted-average remaining lives of the following intangible assets at December 31, 2024 are: customer relationships, 8.4 years; and trade name, 0.5 years.

NOTE 7 – Short-Term Borrowings

Our short-term financing is generally obtained through short-term bank line financing on an uncommitted, secured basis, securities lending arrangements, repurchase agreements, and committed bank line financing on an unsecured basis. We borrow from various banks on a demand basis with company-owned and customer securities pledged as collateral. The value of customer-owned securities used as collateral is not reflected in the consolidated statement of financial condition.

Our uncommitted secured lines of credit at December 31, 2024, totaled $880.0 million with four unaffiliated banks and are dependent on having appropriate collateral, as determined by the bank agreements, to secure an advance under the line. The availability of our uncommitted lines is subject to approval by the individual banks each time an advance is requested and may be denied. Our peak daily borrowing on our uncommitted secured lines was $70.0 million during the year ended December 31, 2024. There are no compensating balance requirements under these arrangements. Any borrowings on secured lines of credit are generally utilized to finance certain fixed income securities. At December 31, 2024, we had no outstanding balances on our uncommitted secured lines of credit.

In September 2023, the Parent and Stifel (the "Borrowers") entered into an unsecured credit agreement with a syndicate of lenders led by Bank of America, N.A., as administrative agent (the "Credit Agreement"). The Credit Agreement has a maturity date of September 27, 2028, and provides for a committed unsecured borrowing facility for maximum aggregate borrowings of up to $750.0 million, depending on the amount of outstanding borrowings of the Borrowers from time to time during the duration of the Credit Agreement. The interest rates on borrowings under the Credit Agreement are variable and based on the Secured Overnight Financing Rate. The Borrowers can draw upon this line as long as certain restrictive covenants are maintained. Under the Credit Agreement, the Borrowers are required to maintain compliance with a minimum consolidated tangible net worth covenant, as defined, and a maximum consolidated total capitalization ratio covenant, as defined. In addition, Stifel is required to maintain compliance with a minimum regulatory excess net capital percentage covenant, as defined, and our bank subsidiaries are required to maintain their status as well-capitalized, as defined.

Upon the occurrence and during the continuation of an event of default, the Borrower's obligations under the Credit Agreement may be accelerated and the lending commitments thereunder terminated. The Credit Agreement contains customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to similar obligations, certain events of bankruptcy and insolvency, change of control, and judgment defaults. At December 31, 2024, we had no advances on the Credit Facility and were in compliance with all covenants and currently do not expect any covenant violations.

On June 28, 2024, Stifel entered into a committed, secured Credit Agreement (the "Agreement") with Stifel Bank & Trust, an affiliate. Concurrently with, and conditional upon, the effectiveness of the Agreement, all of the commitments under the company's existing $150.0 million revolving credit facility agreement were terminated. Under the terms of the Agreement, Stifel Bank & Trust provides our company with a $150.0 million revolving credit facility. The Agreement expires on June 27, 2025. The borrowings are collateralized by company-owned securities and receivables. The interest rates on borrowings under the Agreement are variable and based on the Secured Overnight Financing Rate. There were no borrowings outstanding on the Agreement as of December 31, 2024.

NOTE 8 – Disclosures About Offsetting Assets and Liabilities

The following table provides information about financial assets that are subject to offset as of December 31, 2024 *(in thousands)*:

	Securities borrowing [1]	Resale agreements [2]	Total
Gross amounts of recognized assets	$ 255,766	$ 528,976	$ 784,742
Gross amounts offset in the statement of financial condition	—	—	—
Net amounts presented in the statement of financial condition	255,766	528,976	784,742
Gross amounts not offset in the statement of financial condition			
Amounts available for offset	(74,488)	(63,771)	(138,259)
Available collateral	(168,124)	(461,497)	(629,621)
Net amount	$ 13,154	$ 3,708	$ 16,862

[1] Securities borrowing transactions are included in receivables from brokers, dealers, and clearing organizations in the consolidated statement of financial condition. See Note 3 in the notes to the consolidated statement of financial condition for additional information on receivables from brokers, dealers, and clearing organizations.

[2] Available collateral includes securities received from the counterparty. These securities are not included in the consolidated statement of financial condition unless there is an event of default. The fair value of securities received as collateral was $524.7 million at December 31, 2024.

The following table provides information about financial liabilities that are subject to offset as of December 31, 2024 *(in thousands)*:

	Securities lending [3]	Repurchase agreements [4]	Total
Gross amounts of recognized liabilities	$ (178,928)	$ (580,170)	$ (759,098)
Gross amounts offset in the statement of financial condition	—	—	—
Net amounts presented in the statement of financial condition	(178,928)	(580,170)	(759,098)
Gross amounts not offset in the statement of financial condition			
Amounts available for offset	74,488	63,771	138,259
Collateral pledged	104,434	516,399	620,833
Net amount	$ (6)	$ —	$ (6)

[3] Securities lending transactions are included in payables to brokers, dealers, and clearing organizations in the consolidated statement of financial condition. See Note 3 in the notes to the consolidated statement of financial condition for additional information on payables to brokers, dealers, and clearing organizations.

[4] Collateral pledged includes the fair value of securities pledged to the counter party. These securities are included in the consolidated statement of financial condition unless we default. Collateral pledged by our company to the counter party includes U.S. government agency securities, U.S. government securities, and corporate fixed income securities with market values of $596.5 million at December 31, 2024.

For financial statement purposes, we do not offset our repurchase agreements or securities borrowing or securities lending transactions because the conditions for netting as specified by U.S. GAAP are not met. Our repurchase agreements, securities borrowing and securities lending transactions are transacted under master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the two parties to the transaction. Although not offset in the consolidated statement of financial condition, these transactions are included in the preceding table.

NOTE 9 – Commitments, Guarantees and Contingencies

Broker-Dealer Commitments and Guarantees

In the normal course of business, we enter into underwriting commitments. Settlement of transactions relating to such underwriting commitments, which were open at December 31, 2024, had no material effect on the consolidated statement of financial condition.

We provide guarantees to securities clearinghouses and exchanges under the standard membership agreements, such that members are required to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet shortfalls. Our company's

liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for our company to make payments under these arrangements is considered remote. Accordingly, no liability has been recognized for these arrangements.

As a part of our fixed income public finance operations, we enter into forward commitments to purchase agency mortgage-backed securities. In order to hedge the market interest rate risk to which we would otherwise be exposed between the date of the commitment and date of sale of the mortgage-backed securities, we enter into to be announced ("TBA") security contracts with investors for generic mortgage-backed securities at specific rates and prices to be delivered on settlement dates in the future. We may be subject to loss if the timing of, or the actual amount of, the mortgage-backed security differs significantly from the term and notional amount of the TBA security contract to which we entered. These TBA securities and related purchase commitments are accounted for at fair value. The fair value of the TBA securities, included in financial instruments owned in the consolidated statement of financial condition, and the estimated fair value of the purchase commitments at December 31, 2024 was $65.9 million.

Concentration of Credit Risk

We provide investment, capital-raising and related services to a diverse group of domestic customers, including governments, corporations, and institutional and individual investors. Our company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To reduce the potential for risk concentrations, counterparty credit limits have been implemented for certain products and are continually monitored in light of changing customer and market conditions. As of December 31, 2024, we did not have significant concentrations of credit risk with any one customer or counterparty, or any group of customers or counterparties.

Operating leases

Our operating leases primarily relate to office space and office equipment with remaining lease terms of 1 to 15 years. At December 31, 2024, operating lease right-of-use assets were $693.4 million and lease liabilities, included in accounts payable and accrued expenses in the consolidated statement of financial condition, were $746.9 million. See Note 14 for a discussion of leases with related parties.

The table below summarizes other information related to our operating leases as of and for the year ended December 31, 2024 *(in thousands, except percentages)*:

Operating lease cash flows	$	87,896
Right-of-use assets obtained in exchange for new operating lease liabilities	$	85,409
Weighted-average remaining lease term		12.6 years
Weighted-average discount rate		4.86%

The weighted-average discount rate represents our company's incremental borrowing rate at the lease inception date.

The table below presents information about operating lease liabilities as of December 31, 2024 *(in thousands)*:

2025	$	89,621
2026		89,181
2027		89,499
2028		87,398
2029		84,833
Thereafter		585,230
Total undiscounted lease payments		1,025,762
Imputed interest		278,863
Total operating lease liabilities	**$**	**746,899**

NOTE 10 – Legal Proceedings

Our company is named in and subject to various proceedings and claims arising primarily from our securities business activities, including lawsuits, arbitration claims, class actions, and regulatory matters. Some of these claims seek substantial compensatory, punitive, or indeterminate damages. Our company is also involved in other reviews, investigations, and proceedings by governmental and self-regulatory organizations regarding our business, which may result in adverse judgments, settlements, fines, penalties, injunctions, and other relief. We are contesting allegations in these claims, and we believe that there are meritorious defenses in each of these lawsuits, arbitrations, and regulatory investigations. In view of the number and diversity of claims against our company, the number of jurisdictions in which litigation is pending, and the inherent difficulty of predicting the outcome of litigation and other claims, we cannot state with certainty what the eventual outcome of pending litigation or other claims will be.

We have accrued for potential losses that are probable and reasonably estimable that may result from pending and potential legal actions, investigations, and regulatory proceedings. In many cases, however, it is inherently difficult to determine whether any loss is probable or reasonably possible or to estimate the amount or range of any potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to be more developed before a loss or range of loss can reasonably be estimated. In many legal proceedings in which we have determined that a material loss (or, where an accrual has occurred, a material loss beyond the amount already accrued) is reasonably possible, we are unable to reasonably estimate the loss or range of loss. There are other matters in which we have determined a loss or range of loss to be reasonably possible, but we do not believe, based on current knowledge and after consultation with counsel, that such losses could have a material adverse effect on our company's financial condition or cause significant reputational harm.

In our opinion, based on currently available information, review with outside legal counsel, and consideration of amounts provided for in our consolidated financial statements with respect to these matters, including the matter described below, the ultimate resolution of these matters will not have a material adverse effect on our company's financial condition, though the outcomes could be material to our company's operating results for any particular period, depending, in part, upon the operating results for such period. There can be no assurance that material losses will not be incurred from claims that have not yet been asserted or those where potential losses have not yet been determined to be probable or reasonably possible or where a loss or range of loss can be estimated, as well as for matters where an accrual has been recorded but for which an exposure to loss in excess of the amount accrued is reasonably possible. We believe, based on currently available information, that the outcomes of such other matters will not have a material adverse effect on our company's financial condition.

SEC and CFTC Investigation of Communications Recordkeeping

We have been contacted by each of the Security and Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC") in connection with an investigation of our compliance with records preservation requirements for off-channel communications relating to the broker-dealer or investment adviser business activities of our company using personally owned communications devices and/or messaging platforms that have not been approved by our company. The Parent entered into an agreement with the SEC to resolve the SEC's investigation pursuant to the terms of a formal offer from its subsidiary, Stifel that was reflected in an Order entered by the SEC on September 24, 2024. The CFTC has provided the Parent with a settlement offer, which the Parent declined to accept. With respect to the ongoing CFTC investigation, we have established an accrual for potential losses that are probable and reasonably estimable, but at this time, based upon currently available information and review with outside counsel, our company is not able to state with certainty that a settlement will be achieved or the ultimate resolution of the matter.

NOTE 11 – Regulatory Capital Requirements

We operate in a highly regulated environment and are subject to capital requirements, which may limit distributions to the Parent. Distributions are subject to net capital rules. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. We have chosen to calculate our net capital under the alternative method, which prescribes that our net capital shall not be less than the greater of $1.0 million, or two percent of aggregate debit balances (primarily receivables from customers) computed in accordance with the SEC's Customer Protection Rule (Rule 15c3-3). At December 31, 2024, we had net capital of $449.5 million, which was 37.4% of aggregate debit items and $425.5 million in excess of our minimum required net capital.

NOTE 12 – Employee Incentive, Deferred Compensation and Retirement Plans

The Parent maintains an incentive stock plan and a wealth accumulation plan ("the Plan") that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures (collectively, "deferred awards") to our company's associates. Stock awards issued under the Parent's incentive stock plan are granted at market value at the date of grant. Debentures vest ratably on an annual basis, with continued employment after the date of grant, and accumulate interest. The deferred awards generally vest ratably over a one- to ten-year vesting period. Our company provides compensation to existing employees in the form of cash awards which are subject to ratable vesting terms with service requirements. Our company amortizes these awards to compensation expense over the relevant service period of five years.

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

Deferred Compensation Plans

The Plan is provided to certain revenue producers, officers, and key administrative associates, whereby a certain percentage of their incentive compensation is deferred as defined by the Plan into stock units, restricted stock, and debentures of the Parent. Participants may elect to defer a portion of their incentive compensation. Deferred awards generally vest over a one- to ten-year period and are distributable upon vesting or at future specified dates. Elective deferrals are 100% vested. At December 31, 2024, there was $37.0 million of cash awards, net, which is included in loans and advances to financial advisors and other employees, net in the consolidated statement of financial condition. At December 31, 2024, there was $189.0 million of debenture and interest payable, which is included in accrued compensation in the consolidated statement of financial condition.

Additionally, the Plan allows our financial advisors, who achieve certain levels of production, the option to defer a certain percentage of their gross commissions. As stipulated by the Plan, the financial advisors will defer 5% of their gross commissions. The mandatory deferral is split between restricted stock units and debentures of the Parent. They have the option to defer an additional 1% of gross commissions into stock units of the Parent.

In addition, certain revenue producers, upon joining our company, may receive stock units of the Parent in lieu of transition cash payments. Deferred compensation related to these awards generally vest over a one to eight-year period.

Profit Sharing Plan

Eligible associates of our company who have met certain service requirements may participate in the Stifel Financial Corp. Profit Sharing 401(k) Plan (the "401(k) Plan"). Associates are permitted within limitations imposed by tax law to make pre-tax contributions to the 401(k) Plan. We may match certain associate contributions or make additional contributions to the 401(k) Plan at the discretion of the Parent.

NOTE 13 – Off-Balance Sheet Credit Risk

In the normal course of business, we execute, settle, and finance customer and proprietary securities transactions. These activities expose our company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

In accordance with industry practice, securities transactions generally settle within one business day after trade date. Should a customer or broker fail to deliver cash or securities as agreed, we may be required to purchase or sell securities at unfavorable market prices.

We enter into securities transactions that involve forward settlement. Gains or losses on these transactions are recognized on a trade date basis. Securities transactions involving longer settlements give rise to market risk. Our exposure to market risk is influenced by many factors, including market volatility, changes in interest rates, and type and size of the individual security.

We borrow and lend securities to facilitate the settlement process and finance transactions, utilizing customer margin securities held as collateral. We monitor the adequacy of collateral levels on a daily basis. We periodically borrow from banks on a collateralized basis utilizing firm and customer margin securities in compliance with SEC rules. Should the counterparty fail to return customer securities pledged, we are subject to the risk of acquiring the securities at prevailing market prices in order to satisfy our customer obligations. We control our exposure to credit risk by continually monitoring

our counterparties' positions, and where deemed necessary, we may require a deposit of additional collateral and/or a reduction or diversification of positions. Our company sells securities it does not currently own (short sales) and is obligated to subsequently purchase such securities at prevailing market prices. We are exposed to risk of loss if securities prices increase prior to closing the transactions. We control our exposure to price risk from short sales through daily review and setting position and trading limits. We manage our risks associated with the aforementioned transactions through position and credit limits, and the continuous monitoring of collateral. Additional collateral is required from customers and other counterparties when appropriate.

We have accepted collateral in connection with resale agreements, securities borrowed transactions, and customer margin loans. Under many agreements, we are permitted to sell or repledge these securities held as collateral and use these securities to enter into securities lending arrangements or to deliver to counterparties to cover short positions. At December 31, 2024, the fair value of securities accepted as collateral where we are permitted to sell or repledge the securities was $1.9 billion and the fair value of the collateral that had been sold or repledged was $580.2 million.

NOTE 14 – Related Party Transactions

We have a sweep arrangement with Stifel affiliated banks, whereby a portion of available funds in customer brokerage accounts are automatically transferred by our company into money market deposit accounts, of which Stifel affiliated banks retain a portion as deposits. Stifel affiliated banks held $27.3 billion of our brokerage clients' deposits at December 31, 2024.

During the year ended December 31, 2024, we purchased $1.4 billion of Small Business Administration securities from Stifel Bank & Trust.

We serve as a carrying broker-dealer and clear security transactions on a fully disclosed basis for several of our affiliates. These affiliates include Keefe, Bruyette & Woods, Inc., Stifel Nicolaus Europe Limited, and Stifel Independent Advisors, LLC. At December 31, 2024 amounts due to affiliates for these services was $74.4 million and is included in payables to brokers, dealers and clearing organizations in the consolidated statement of financial condition.

At December 31, 2024, the amount due from Parent of $54.2 million primarily consists of required quarterly estimated income tax payments made to the Parent above the year-end tax liability owed. This overpayment will reduce future estimated taxes due to the Parent. At December 31, 2024, the amount due from affiliates of $7.1 million primarily consists of operating expenses that were paid by our company on behalf of affiliates. These receivables are included in due from Parent and affiliates, net in the consolidated statement of financial condition.

At December 31, 2024, the amount due to Parent of $182.6 million primarily consist of amounts due for reimbursement of stock unit conversions. The amount due to affiliates of $7.7 million at December 31, 2024 consists primarily of operating expenses that were paid on our company's behalf by certain affiliates. These payables are included in due to Parent and affiliates, net in the consolidated statement of financial condition.

We have an intercompany loan with the Parent, at a rate equal to the Secured Overnight Financing Rate plus 1.50%. Our peak borrowing on the intercompany loan was $90.0 million during the year ended December 31, 2024. There was no outstanding balance on the loan at December 31, 2024.

We have a committed, secured Credit Agreement with Stifel Bank & Trust. At December 31, 2024, we had no advances on our revolving credit facility and were in compliance with all covenants. See Note 7 for further discussion on our short-term borrowings.

During the year ended December 31, 2024, our Board of Directors authorized and we paid dividends of $115.0 million to the Parent.

NOTE 15 – Income Taxes

Tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities as of December 31, 2024 *(in thousands)*:

Deferred tax assets:		
Lease liabilities	$	189,444
Deferred compensation		76,492
Accrued expenses		19,501
Receivable reserves		6,928
Net operating loss carryforwards		812
Other		677
Total deferred tax assets		293,854
Deferred tax liabilities:		
Operating lease right-of-use assets		(175,893)
Goodwill and other intangibles		(37,679)
Prepaid expenses		(3,603)
		(217,175)
Net deferred tax asset	$	76,679

We believe the realization of the net deferred tax asset is more likely than not based upon anticipated future taxable income. Our net deferred tax asset at December 31, 2024 includes net operating loss carryforwards of $15.1 million which expire between 2026 and 2043.

The state income tax payable is $0.6 million as of December 31, 2024. Federal income tax payments are made on our behalf by the Parent. See Note 14 for further discussion of related party transactions.

We are included in the consolidated federal and certain state income tax returns filed by the Parent that are not subject to U.S. federal examination for taxable years before 2021. We file separate income tax returns in certain local jurisdictions. Certain consolidated state and local returns are not subject to examination by tax authorities for taxable years before 2016.

NOTE 16 – Variable Interest Entities

Our variable interests in VIEs include certain fees. Our involvement with VIEs arises primarily from fees received from various investment vehicles.

Partnership Interests

We have formed several non-consolidated investment funds with third-party investors that are typically organized as limited liability companies ("LLCs") or limited partnerships. These partnerships and LLCs have net assets primarily consisting of private and public equity investments. For those funds where we act as the general partner, our company's economic interest is generally limited to management fee arrangements as stipulated by the fund operating agreements. We have generally provided the third-party investors with rights to terminate the funds or to remove us as the general partner. We have concluded that we are not the primary beneficiary of these VIEs, and therefore, we do not consolidate these entities.

The following table presents the aggregate assets, liabilities, and our exposure to loss from those VIEs in which we hold a variable interest, but as to which we have concluded we are not the primary beneficiary as of December 31, 2024 *(in thousands)*:

	Aggregate Assets	Aggregate Liabilities	Our Risk of Loss
Partnership Interests	$ 331,884	$ 2,227	$ —

NOTE 17 – Subsequent Events

We evaluate subsequent events that have occurred after the statement of financial condition date but before the financial statements were available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. We have evaluated subsequent events through February 28, 2025, the date the accompanying consolidated statement of financial condition was issued. Based on the evaluation, we did not identify any recognized or non-recognized subsequent events that would have required adjustment to the consolidated statement of financial condition; however, we identified the following non-recognized event:

Dividend to Stifel Financial Corp.

In February 2025, our Board of Directors authorized a $20.0 million dividend that will be paid to the Parent in March 2025.